Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to use in this Post-Effective Amendment No. 4 to Registration Statement (No. 333-127405) on Form S-11 of CB Richard Ellis Realty Trust (the “REIT”) of our report dated January 17, 2008 relating to our audit of the combined financial statement of revenue and certain expenses of the 3 building “Carolina II Portfolio” for the year ended December 31, 2006, which was acquired by the REIT on September 24, 2007 and November 1, 2007, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois

January 17, 2008